SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES     Brazilian Corporation Law
QUARTERLY REPORT - Base-date–03/31/2008
NET SERVIÇOS DE COMUNICAÇÃO S.A.

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
4 – NIRE 35300177240

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 2111-2606	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME João Adalberto Elek Junior
2 – FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 2111-2606	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 - FAX -
16 - E-MAIL joao.elek@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	1	01/01/2008	03/31/2008	4	10/01/2007	12/31/2007
9 – AUDITOR’S NAME/ BUSINESS NAME Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 – PARTNER RESPONSIBLE Maria Helena Pettersson					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 009.909.788-50

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 - CURRENT QUARTER 03/31/2008	2 - PRIOR QUARTER 12/31/2007	3 - SAME QUARTER PRIOR YEAR 01/03/2007
Paid-up Capital
1 – COMMON	113,051	111,822	111,822
2 – PREFERRED	225,688	223,233	183,559
3 – TOTAL	338,739	335,055	295,381
Treasury Stock
4 – COMMON	0	0	0
5 – PREFERRED	0	0	0
6 – TOTAL	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 3130
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT Clean opinion

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 - NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - PAYMENT BEGINNING	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	6 - NUMBER OF SHARE ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)
01	01/31/2008	5,553,269	73,378	Additional-paid-in capital	3,684	19,200000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	03/31/2008	12/31/2007
1	Total assets	3,948,668	3,911,559
1.01	Current assets	231,719	216,670
1.01.01	Cash and cash equivalents	94,961	85,486
1.01.01.01	Cash	4,062	11,025
1.01.01.02	Investments and securities	90,899	74,461
1.01.02	Receivables	60,563	60,431
1.01.02.01	Customers	759	0
1.01.02.01.01	Subscriber accounts receivable	2,389	0
1.01.02.01.02	Provision for doubtful accounts receivable	(148)	0
1.01.02.01.03	Deferred revenues	(1,482)	0
1.01.02.02	Several credits	59,804	60,431
1.01.02.02.01	Accounts receivable - subsidiaries	59,804	60,431
1.01.03	Inventories	890	0
1.01.04	Other	75,305	70,753
1.01.04.01	Deferred taxes	266	0
1.01.04.02	Taxes recoverable	4,031	3,638
1.01.04.03	Other current assets	349	532
1.01.04.05	Programming receivables from subsidiaries	32,924	33,205
1.01.04.07	Interest on shareholder’s equity capital	37,735	33,378
1.02	Non current assets	3,716,949	3,694,889
1.02.01	Sundry credits	46,611	46,715
1.02.01.01	Several credits	16,397	17,256
1.02.01.01.01	Judicial deposits	11,712	11,693
1.02.01.01.02	Taxes recoverable	4,685	5,563
1.02.01.02	Credits with subsidiaries	17,670	16,675
1.02.01.02.01	Credits with subsidiaries	12,192	8,249
1.02.01.02.02	Credits with subsidiaries	5,478	8,426
1.02.01.02.03	Credits with others subsidiaries	0	0
1.02.01.03	Other	12,544	12,784
1.02.01.03.01	Deferred taxes	12,477	12,717
1.02.01.03.02	Other current assets	67	67

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	03/31/2008	12/31/2007
1.02.02	Fixed assets	3,670,338	3,648,174
1.02.02.01	Investments	3,619,609	3,603,934
1.02.02.01.01	Investments in subsidiaries	0	0
1.02.02.01.02	Investments in subsidiaries – Goodwill	0	0
1.02.02.01.03	Participation on subsidiaries	1,951,120	1,905,865
1.02.02.01.04	Participation on subsidiaries – Goodwill	1,663,427	1,693,934
1.02.02.01.05	Other investments	5,062	4,135
1.02.02.02	Property, plant and equipment	48,554	44,240
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred charges	2,175	0

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	03/31/2008	12/31/2007
2	Total liabilities	3,948,668	3,911,559
2.01	Current liabilities	101,452	91,642
2.01.01	Loans and financing	2,465	2,497
2.01.02	Debentures	21,020	4,932
2.01.03	Suppliers	34,782	39,783
2.01.04	Taxes and contributions payable	2,177	1,449
2.01.04.01	Fiscal obligations	2,132	1,449
2.01.04.02	Income tax payable	45	0
2.01.05	Dividends payable	0	0
2.01.06	Provisions	38,603	35,642
2.01.06.01	Payroll and related charges	38,603	35,642
2.01.07	Related parties	1,500	1,184
2.01.07.02	Related parties – subsidiaries	1,500	1,184
2.01.08	Other	905	6,155
2.01.08.01	Accounts and expenses payable	789	6,155
2.01.08.02	Accounts Payable - ECAD	116	0
2.02	Non current liabilities	1,076,537	1,081,514
2.02.01	Long-term liability	1,076,278	1,081,514
2.02.01.01	Loans and financing	262,365	265,695
2.02.01.02	Debentures	580,000	580,000
2.02.01.03	Provisions	0	0
2.02.01.04	Related parties	2,250	2,116
2.02.01.04.01	Related parties – subsidiaries	0	28
2.02.01.04.02	Related parties – shareholders	2,250	2,088
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	231,663	233,703
2.02.01.06.02	Provision for contingencies	231,663	233,703
2.02.01.06.04	Provisions and other accounts payable	0	0
2.02.02	Deferred income	259	0
2.04	Shareholders equity	2,770,679	2,738,403
2.04.01	Capital	5,540,346	5,466,968
2.04.02	Capital reserve	212,142	285,520
2.04.02.01	Special goodwill reserve	148,495	221,873
2.04.02.02	Premiums on issue of debentures	54,945	54,945
2.04.02.03	Goodwill on share issues	8,702	8,702
2.04.03	Revaluation reserve	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/ associated company	0	0
2.04.04	Profit reserves	0	0
2.04.04.01	Legal reserve	0	0

Balance sheets

(In thousands of Reais)

		Parent Company
Account	Description	03/31/2008	12/31/2007
2.04.04.02	Statutory reserve	0	0
2.04.04.03	Contingencies reserve	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/ accumulated losses	(2,981,809)	(3,014,085)
2.04.06	Advance for future capital increase	0	0

Statements of Income
Years ended March 31, 2008 and 2007
(In thousands of Reais)

		Parent Company
Account	Description	01/01/2008 a 03/31/2008	01/01/2008 a 03/31/2008	01/01/2007 a 03/31/2007	01/01/2007 a 03/31/2007
3.01	Gross revenue of sales and services	73,066	73,066	46,191	46,191
3.02	Taxes and other deductions rrom revenue	(10,412)	(10,412)	(6,582)	(6,582)
3.03	Net revenues	62,654	62,654	39,609	39,609
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross profit	62,654	62,654	39,609	39,609
3.06	Operating expenses / income	(30,326)	(30,326)	(18,905)	(18,905)
3.06.01	Selling expenses	0	0	0	0
3.06.02	General and administrative	(50,146)	(50,146)	(25,025)	(25,025)
3.06.02.01	General and administrative expenses	(45,096)	(45,096)	(19,776)	(19,776)
3.06.02.02	Depreciation and Amortization	(5,050)	(5,050)	(5,249)	(5,249)
3.06.03	Financial	(13,156)	(13,156)	(16,722)	(16,722)
3.06.03.01	Financial income	4,663	4,663	10,218	10,218
3.06.03.02	Financial expense	(17,819)	(17,819)	(26,940)	(26,940)
3.06.04	Other operating income	49	49	88	88
3.06.05	Other operating expense	(31,002)	(31,002)	(2,382)	(2,382)
3.06.05.01	Amortization of goodwill	(30,507)	(30,507)	(2,441)	(2,441)
3.06.05.02	Other	(495)	(495)	59	59
3.06.06	Equity on investees	63,929	63,929	25,136	25,136
3.06.06.01	Equity on investees	63,929	63,929	25,136	25,136
3.07	Operating Income	32,328	32,328	20,704	20,704
3.08	Non operating income/(loss)	(7)	(7)	4,316	4,316
3.08.01	Non operating income	2	2	4,336	4,336
3.08.02	Non operating losses	(9)	(9)	(20)	(20)
3.09	Income (loss) before income tax	32,321	32,321	25,020	25,020
3.10	Income tax expenses	(45)	(45)	0	0
3.11	Deferred income taxes	0	0	0	0
3.12	Participations/contributions of profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on shareholder’s equity	0	0	0	0
3.15	Net income (loss) for the year	32,276	32,276	25,020	25,020
	Numbers of shares, Ex-tesouraria (mil)	338,739	338,739	295,381	295,381
	Earnings per share ( Reais )	0,09528	0,09528	0,08470	0,08470
	Loss per share ( Reais )

1. Operations

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or holding interest in the capital stock of other companies who are engaged in the distribution of subscription television signals, in the provision of access to added value services, rendering other telecommunication services, in any other type of signal distribution of any sort, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

In the period ended March 31, 2008 there were no changes in share ownership except for the controlled company Net Jundiaí Ltda, which was incorporated on March 31, 2008.

2. Preparation basis and presentation of the financial statements

Statements for the Three - Month Periods were compiled on the basis of the same accounting practices as those used for the financial statements covering the period ended December 31, 2007.

Cashflow statements compiled in accordance with NPC-20 of the Institute of Independent Auditors of Brazil (local acronym IBRACON) are shown in Note 12.

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. The Company provides annual and quarterly financial statements compiled in accordance with generally accepted accounting principles in the United States of America (USGAAP). The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comisión Nacional del Mercado de Valores – CNMV, which are complied with on the basis of the existing requirements in Brazil and in the United States of America. The Brazilian accounting practices differ from generally accepted accounting principles in the United States of America (USGAAP).

2. Preparation basis and presentation of the financial statements - Continued

On March 31, 2008, reconciliations between the company's earnings and net assets with financial statements compiled in accordance with USGAAP show the following items:

	03/31/2008

	Net profit	Net shareholder
		equity

In accordance with Brazilian Corporation Law	32,276	2,770,679
Appropriation of adhesion charge revenue	1,216	(4,684)
Costs due to subscriber installations	(896)	41,573
Deferred revenue for programming content suppliers	477	(4,715)
Depreciation and amortization	895	132,565
Differences due to criteria in determining premium paid on acquisitions
of investments	25,717	414,968
Income tax	(12,362)	(185,353)
PP&E and deferred Asset	-	(240,847)
Other	(2,347)	(3,138)

USGAAP	44,976	2,921,048

There are also differences in classification of asset and liability items, income statement items and required disclosures. The Company has adopted a policy of disclosing the essence of the transactions in a consistent manner in its corporate financial statements prepared and in accordance with USGAAP.

Law 11638 was enacted on December 28, 2007 and modified, revoked and introduced new provisions for Law 6404 (Corporations). Brazil's Law 11638 came into force on January 1, 2008, but several alterations are awaiting further complementary rules and regulations. Therefore quarterly report data for the period ended March 31, 2008 were compiled in accordance with specific instructions of the Brazilian Securities and Exchange Commission (local acronym CVM) and do not include modifications to accounting practices introduced by Law 11638. The company's officers are currently evaluating the effects Law 11638 will have for its financial statements. The main impacts on the result from operations so far identified include the end of amortization for share premium and its corresponding tax effects, and recognition of future acquisitions of investee companies based on the market value of the assets comprising them. There will also be alterations in the classification of certain "assets" and "liabilities" items.

The Company's management, at this transition stage, is currently evaluating the effects Law 11638 will have for its financial statements.

3. Current and Non Current Deferred and Recoverable Taxes

	Parent Company		Consolidated

	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Recoverable taxes:
Withholding taxes	674	11,056	36,356	34,613
Recoverable federal taxes	12,040	1,661	21,152	45,511
Other	29	-	7,652	7,502

Total	12,743	12,717	65,160	87,626

Current	266	-	33,877	44,848
Non current	12,477	12,717	31,283	42,778

Deferred taxes:
Tax credits arising from goodwill upon merger	-	-	56,167	74,128
Income tax:
Tax losses	-	-	266,015	266,242
Temporary differences	-	-	12,886	18,269

	-	-	278,901	284,511

Social contribution:
Negative base	-	-	99,555	99,650
Temporary differences	-	-	4,657	5,885

	-	-	104,212	105,535

Total	-	-	439,280	464,174

Current	-	-	67,786	73,108
Non Current	-	-	371,494	391,066

In the quarter ended March 31, 2008, there were no changes in business items or assumptions used for projections of recovery of tax credits on which recognition was based, or that would require any revision of the estimates made or total or partial recognition of tax credits.

The recovery of tax credits were based on the projections of taxable income considering several prevailing financial and business assumptions as revised and approved by the company’s management bodies for the period ending in 2007. Estimates may fail to materialize given the uncertainties inherent to forecasts.

On March 31, 2008 and December 31, 2007 the remaining balances of tax credits recorded by the subsidiary operators by the Company are as shown below:

	03/31/2008	12/31/2007

Net São Paulo Ltda.	36,829	49,105
Net Rio Ltda.	-	2,073
Net Belo Horizonte Ltda.	6,057	8,076
Net Brasília Ltda.	13,281	14,874

	56,167	74,128

3. Current and Non Current Deferred and Recoverable Taxes - Continued

During the period ended on March 31, 2008, the operators amortized for tax purposes, credits in the amount of R$17,961 (R$ 21,246 on March 31, 2007), which generated tax benefits of R$11,633 as a deductible expense in the operators’ taxable income (R$14,056 on March 31, 2007). Additionally there was use of credits amortized in previous periods in the amount of R$143 totaling a tax benefit of R$ 11,776 for this period.

The reconciliation of the income/expenses calculated by the application of combined tax rates and income tax and social contribution tax expenses presented in the statements of income is shown below:

	Parent Company		Consolidated

	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Profit before income and social contribution taxes	32,321	25,020	70,448	50,987

Income tax and social contributions at tax rate of 34%	(10,989)	(8,506)	(23,952)	(17,335)

Permanent additions:
Nondeductible expenses	(2,300)	(495)	(7,598)	(3,877)

Permanent exclusions:
Income tax and social contributions on equity earnings	21,736	8,546	-	734
Non-operating results from the change in the percentage of interest in share capital	-	1,457
Tax effect of provisions on incorporated goodwill	-	-	11,776	14,056
Non-taxable revenues	25	-	93	69

Other items:
Benefits of income and social contribution taxes on unrecorded tax losses and temporary differences for the period	(8,524)	(1.002)	6,039	1,619
Benefits of income and social contribution taxes on recorded tax losses and temporary differences	-	-	(6,934)	632
Other	7	-	365	(590)

Revenues (expenses) of income tax and social security charges on earnings for period before the use of tax credit arising from goodwills reverted	(45)	-	(20,211)	(4,692)

Effective rate	0.14%	0.00%	28.69%	9.20%

Amortization of tax credit on goodwill	-	-	(17,961)	(21,246)

Income and social contribution taxes for the period	(45)	-	(38,172)	(25,938)

4. Investments

	Parent Company		Consolidated

	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Investments in subsidiaries and associated
companies	1,951,120	1,905,865	-	-
Goodwill on the acquisition of investments	1,663,427	1,693,934	1,787,638	1,825,753

	3,614,547	3,599,799	1,787,638	1,825,753
Other investments	5,062	4,135	5,226	4,299

	3,619,609	3,603,934	1,792,864	1,830,052

Detailed information regarding the breakdown and transactions concerning goodwill and investments as well as relevant information related to the subsidiaries are as follows:

a) Movement of Goodwill / Discount

	Balances in		Balances in
Companies	12/31/2007	Amortization	03/31/2008

Goodwill
Vivax Ltda.	1,654,164	(27,303)	1,626,861
Net Sul Comunicações Ltda.	26,034	(2,367)	23,667
Net Jundiaí Ltda.	11,699	(758)	10,941
Net Recife Ltda.	25	(25)	-
TV Cabo Criciúma Ltda.	2,012	(54)	1,958

Total ParentCompany	1,693,934	(30,507)	1,663,427
Antenas Comunitárias Brasileiras Ltda. - Blumenau	6,171	(661)	5,510
Net Londrina Ltda.	5,722	(613)	5,109
Net São Paulo Ltda.	457	(172)	285
Canbras Participações	120,022	(6,110)	113,912
TV Eucalipto Ltda.	595	(22)	573
Other	437	(30)	407

Total Consolidated	1,827,338	(38,115)	1,789,223

Discount
614 TVH Vale S.A.	(1,585)	-	(1,585)

Total goodwill/ consolidated discount	1,825,753	(38,115)	1,787,638

4. Investments - Continued

b) Movement of investments and provisions for liability not covered

	Balances on	Interest on	Equity	Write-offs	Balances in
Companies	12/31/2007	own capital	Earnings	through	03/31/2008
				incorporation

Investments in subsidiaries:
Net São Paulo Ltda.	742,497	-	21,361	-	763,858
Net Rio Ltda.	552,009	(2,623)	17,411	-	566,797
Net Jundiaí Ltda.	17,117	(15)	(2,585)	(14,517)	-
Net Franca Ltda.	5,363	(27)	265	-	5,601
Net Recife Ltda.	5,462	(9)	(430)	-	5,023
Net Sul Comunicações Ltda.	219,900	(1,145)	8,954	-	227,709
Net São Carlos Ltda.	4,265	(22)	387	-	4,630
Net Indaiatuba Ltda.	3,375	(18)	42	-	3,399
Net Florianópolis Ltda.	178,540	(923)	9,420	-	187,037
Reyc Comércio e Participações Ltda.	14,316	-	321	-	14,637
Net Bauru Ltda.	820	-	(2)	-	818
Net Ribeirão Preto Ltda.	3,214	-	187	-	3,401
Tv a Cabo Criciúma Ltda.	387	-	(387)	-	-
Vivax Ltda.	158,600	(826)	10,436	-	168,210

	1,905,865	(5,608)	65,380	(14,517)	1,951,120
Liability exposure (*):
TV Cabo Criciúma Ltda.	-	-	(1,432)	-	(1,432)
Horizon Line Brasil Ltda.	-	-	(19)		(19)

	-	-	(1,451)		(1,451)

	1,905,865	(5,608)	63,929	(14,517)	1,949,669

(*) These amounts receivable are included in the heading related parties classified in the current and non current assets.

c) Information related to subsidiaries

	03/31/2008

		Interest on					Effect on the
Companies	Quotas	Share	Shareholder	Share	Income	Investment	Parent Company
	(thousand)	Capital (%)	Equity	Capital			Results

Subsidiaries:
Net São Paulo Ltda.	42,830	97.40	784,220	497,759	21,931	763,858	21,361
Net Rio Ltda.	31,877,481	100.00	566,797	318,775	17,411	566,797	17,411
Net Jundiaí Ltda. ( * )	-	-	-	-	-	-	(2,585)
Net Franca Ltda.	3,097,554	100.00	5,601	30,976	265	5,601	265
Net Recife Ltda.	2,675,720	100.00	5,023	26,757	(430)	5,023	(430)
Net São Carlos Ltda.	8,800	100.00	4,630	8,800	387	4,630	387
Net Indaiatuba Ltda.	782,030	100.00	3,399	7,821	42	3,399	42
Net Sul Comunicações Ltda.	65,552,565	100.00	227,709	655,526	8,954	227,709	8,954
Net Florianópolis Ltda.	14,488,566	78.13	239,379	185,431	12,057	187,037	9,420
Reyc Comércio e Participações Ltda.	921	26.94	54,330	313,262	1,189	14,637	321
Net Bauru Ltda.	2,400	9.06	9,033	33,100	(19)	818	(2)
Net Ribeirão Preto Ltda.	990,000	12.07	28,183	82,048	1,552	3,401	187
Vivax Ltda.	47,819,366	100.00	168,210	478,194	10,436	168,210	10,436
TV Cabo Criciúma Ltda.	128	40.00	(3,581)	320	(4,548)	(1,432)	(1,819)
Horizon Line Brasil Ltda.	1,038,593	8.18	(233)	1,039	-	(19)	(19)

						1,949,669	63,929

(*) The Extraordinary General Meeting held on March 31, 2008 approved the incorporation of the net assets of the controlled company Net Jundiaí Ltda.

5. Debentures

On December 1, 2006, through its 6th issue, the Company issued 58,000 simple debentures which cannot be converted into shares, and which are nominal and contractual and have no preemptive rights at a nominal value of R$ 580,000 and annual interest at the interbank rate CDI + 0.70% . This issue is part of the simple debenture public distribution program authorized by the Brazilian Securities and Exchange Commission (CVM), which allows the Company the option of issuing debentures in the amount of R$ 900,000 within two (2) years.

The debentures issued and placed can be broken down as follows:

			Parent Company and
			Consolidated

	Quantity in circulation		Balances on

	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Non convertible debentures, 6th issue in
2006	58,000	58,000	601,020	584,932

Current			21,020	4,932
Non current			580,000	580,000

The installments classified in non current liabilities have the following payment schedule:

Parent Company
Year of maturity:	and Consolidated

2010	145,000
2011	145,000
2012	145,000
2013	145,000

Total	580,000

5. Debentures - Continued

The main characteristics of the 6th issue of debentures are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on October 23, 2006.

Total issue value	R$ 580,000

Nominal unit value on
the issue date	Single Issue - R$ 10

Total number issued	58,000 debentures

Date issued	December 1, 2006

Final due date	December 1, 2013

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The amortization amount shall be of 25% of the Unit Nominal Amount of Debentures, on the respective dates: December 1, 2010, December 1, 2011, December 1, 2012 and December 1, 2013.

Remuneration	Remunerative Interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day, “Over extra group” (ID rate), plus exponential spread of 0.70% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the first or on the immediate subsequent business day in the months of June and December of each year, and the last payment shall be made on December 1, 2013.

Guarantees	Debentures shall be without preemptive rights.

Company Obligations	The Company must comply with a number of covenants, some of which are as follows:
-The ratio of Consolidated Net Debt divided to EBITDA must not be kept at 2.5 or more.
-The ratio of EBITDA divided to Consolidated Net Interest Debt must be kept at 1.5 or more.
-Use of funds arising from the Issue in compliance with that provided in the Issue Deed.
-At all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
-Advise whenever there is any event of noncompliance with a pecuniary obligation.
-Comply with laws, regulations, ruling and applicable orders in all relevant aspects.
-Keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
-Conduct all related parties operations according to the ethical standards, which serve to guide such business.
-Keep insurance coverage according to the normally adopted practices of the Company and as described in the Definitive Prospectus.

6. Related Parties Transaction

In the quarter ended March 31, 2008, there were no new transactions between related companies.

The main asset and liability balances on March 31, 2008, arising of transactions with related parties, previously contracted, which impact the results of the period are shown below:

Parent Company	Current Assets

	Receivables schedule		Related parties		Total

Companies	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Subsidiaries
Net Rio Ltda.	7,238	7,230	48,173	47,362	55,411	54,592
Net Brasília Ltda.,	1,438	1,390	895	647	2,333	2,037
Net Campinas Ltda.	982	991	458	602	1,440	1,593
Net Belo Horizonte Ltda.	2,132	2,145	885	1,152	3,017	3,297
Net São Carlos Ltda.	124	122	49	59	173	181
Net Sul Comunicações Ltda.	1,919	1,988	819	1,090	2,738	3,078
Net Goiânia Ltda.	455	467	-	296	455	763
Net Ribeirão Preto Ltda.	393	365	173	208	566	573
Net São Paulo Ltda.	12,449	11,324	4,204	5,400	16,653	16,724
Net Sorocaba Ltda.	262	278	156	198	418	476
DR-Empresa de Distrib. e Recep. de TV Ltda.	1,448	1,613	436	574	1,884	2,187
Net Paraná Comunicações Ltda.	1,298	1,293	525	681	1,823	1,974
Net Florianópolis Ltda.	1,012	648	383	310	1,395	958
Net Jundiaí Ltda.	-	310	-	-	-	310
Other	1,774	3,041	2,324	1,852	4,098	4,893

	32,924	33,205	59,480	60,431	92,404	93,636
Shareholder
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	324	-	324	-

	-	-	324		324

Total	32,924	33,205	59,804	60,431	92,728	93,636

6. Related Parties Transaction – Continued

Parent Company	Non-current Assets

			Advances for future
	Related parties		capital increases		Total

Companies	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Subsidiaries
Net Rio Ltda.	11	355	-	-	11	355
Net Brasília Ltda.,	-	107	-	-	-	107
Net Campinas Ltda.	-	38	-	-	-	38
Net Belo Horizonte Ltda.	-	66	-	-	-	66
Net São Carlos Ltda.	-	-	4,490	4,490	4,490	4,490
Net Sul Comunicações Ltda.	-	123	-	-	-	123
Net Anápolis Ltda.	1,426	1,132	-	-	1,426	1,132
Net Bauru Ltda.	2,591	2,205	-	-	2,591	2,205
Net Campo Grande Ltda.	3,148	2,034	-	-	3.148	2,034
Net Goiânia Ltda.	-	27	-	-	0	27
Net Ribeirão Preto Ltda.	3,373	1,184	-	-	3,373	1,184
Net São José do Rio Preto Ltda.	1,382	1,349	-	-	1,382	1,349
Net São Paulo Ltda.	-	550	-	-	-	550
Net Paraná Comunicações Ltda.	-	98	-	-	-	98
Net Florianópolis Ltda.	10	2,126	-	-	10	2,126
Net Jundiaí Ltda.	-	104	-	-	-	104
Other	1,239	687	-	-	1,239	687

Total	13,180	12,185	4,490	4,490	17,670	16,675

Parent Company	Current Liabilities		Non-current Liabilities

	Related Parties		Related Parties		Liabilities not
					covered	Total

Companies	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	03/31/2008	12/31/2007

Subsidiaries
Net São Paulo Ltda.	-	-	486	-	-	486	-
Net Rio Ltda.	41	-	-	-	-	-	-
Net São Carlos Ltda.	-	-	-	8	-	-	8
Net Florianópolis Ltda.	-	-	24	2,085	-	24	2,085
Reyc Comércio de	143	-	-	-	-	-	-
Participação Ltda.
Vivax Ltda.	23	23	155	3	-	155	3
Televisão a Cabo Criciúma Ltda.	-	-	-	-	1,432	1,432	-
Horizon Line Brasil Ltda.	-	-	-	-	19	19	-
Other	8	-	134	20	-	134	20

	215	23	799	2,116	1,451	2,250	2,116
Shareholders
Emp. Brasil. de Telecom. S.A. –	1,215	1,030	-	-	-	-	-
Embratel

	1,215	1,030	-	-	-	-	-
Associated Companies
BCP S.A.	70	131	-	-	-	-	-

	70	131	-	-	-	-	-

Total	1,500	1,184	799	2,116	1,451	2,250	2,116

6. Related Parties Transaction - Continued

Parent Company	Operating income

	Services revenue and		Expenses:		Telecommunication
	repass of		Financial		Expenses		Total
	administrative
	expenses

Companies	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Subsidiaries
Net Belo Horizonte Ltda.	5,672	4,464	(2)	(2)	-	-	5,670	4,462
Net Rio Ltda.	14,922	12,820	1,571	3,294	-	-	16,493	16,114
Net Brasília Ltda.	3,212	2,287	(1)	-	-	-	3,211	2,287
Net Jundiaí Ltda.	4,986	165	-	-	-	-	4,986	165
Net Campinas Ltda.	2,959	2,357	-	4	-	-	2,959	2,361
Net Sul Comunicações Ltda.	5,300	4,308	(2)	2	-	-	5,298	4,310
Net São Paulo Ltda.	26,834	20,977	(12)	25	-	-	26,822	21,002
DR-Emp.de Distrib. e Recep. De TV Ltda.	2,789	2,533	3	(10)	-	-	2,792	2,523
Net Paraná Comunica-ções Ltda.	3,362	2,504	(1)	(2)	-	-	3,361	2,502
Net Florianópolis Ltda.	2,424	1,864	54	2	-	-	2,478	1,866
Net Sorocaba Ltda.	993	788	6	-	-	-	999	788
Net Goiânia Ltda.	1,478	1,110	(1)	-	-	-	1,477	1,110
TV a Cabo Criciúma Ltda.	4,858	-	-	-	-	-	4,858	-
Vivax Ltda.	5,565	-	(52)		-	-	5,513	-
Other	5,238	4,328	298	-	-	-	5,536	4,328

	90,592	60,505	1,861	3,313	-	-	92,453	63,818

Shareholders
Emp. Brasil. de Telecom. - Embratel	-	-	-	-	(2,055)	(438)	(2,055)	(438)

	-	-	-	-	(2,055)	(438)	(2,055)	(438)
Associated Companies
Infoglobo Comunicações Ltda.	-	-		-	(1)		(1)	-
BCP S.A.	-	-	-	-	(175)	(64)	(175)	(64)

	-	-	-	-	(176)	(64)	(176)	(64)

Total	90,592	60,505	1,861	3,313	(2,231)	(502)	90,222	63,316

Consolidated	Current Assets				Total

	Receivables		Related parties		Assets

Companies	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Shareholders
Emp. Brasil. de Telecom. S.A.	-	-	35,730	32,718	35,730	32,718
- Embratel

Associated Companies
Globosat Programadora Ltda.	248	248	-	-	248	248

Total	248	248	35,730	32,718	35,978	32,966

6. Related Parties Transaction - Continued

	Liabilities						Liabilities		Total
Consolidated	Current						Non-current

	Suppliers		Programming		Related parties		Future Fiscal Year		Liabilities
			suppliers				Income

Companies	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	12/31/2007	03/31/2008	12/31/2007

Shareholders
Emp. Brasil. de Telecom. S.A. -	17,531	17,073	-	-	31,174	24,905	46,954	41,520	95,659	83,498
Embratel

Associated Companies
Net Brasil S.A.	-	-	77,046	72,166	-	-	-	-	77,046	72,166
Globosat Programadora Ltda.	-	-	6,904	6,389	-	-	-	-	6,904	6,389
Brasilcenter Comunicações Ltda.	1,892	803	-	-	-	-	-	-	1,892	803
BCP S.A.	261	802	-	-	-	-	-	-	261	802
Editora Globo S.A.	-	3	-	-	-	-	-	-	-	3
Tess S.A.	-	9	-	-	-	-	-	-	-	9
Americel S.A.	57	54	-	-	-	-	-	-	57	54

Total	19,741	18,744	83,950	78,555	31,174	24,905	46,954	41,520	181,819	163,724

Consolidated	Operating income

	Rental Revenues		Financial	Telecommunications		Programming/		Programming
	Telecommunications			Expenses		Sales commission		schedule guide		Total

Companies	03/31/2008	03/31/2007	03/31/2008	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Shareholders
Globo Comunicação e
Participações S.A.	-	88	-	-	(36)	-	-	-	-	-	52
Emp. Brasil. de Telecom. S.A.
Embratel	43,787	10,473	(657)	(31,454)	(16,651)	-	-	-	-	11,676	(6,178)

	43,787	10,561	(657)	(31,454)	(16,687)	-	-	-	-	11,676	(6,126)
Associated Companies
Net Brasil S.A.	-	-	-	-	-	(122,530)	(99,665)	-	-	(122,530)	(99,665)
Globosat Programadora Ltda.	612	659	-	-	-	(16,296)	(11,774)	-	-	(15,684)	(11,115)
Editora Globo S.A.	-	-	-	-	-	-	-	(2,888)	(2,993)	(2,888)	(2,993)
Infoglobo Comunicações Ltda.	-	-	-	(1)	(13)	-	-	-	-	(1)	(13)
BCP S.A.	-	-	-	(1,191)	(545)	-	-	-	-	(1,191)	(545)
Brasilcenter Comunicações Ltda.	-	-	-	(3,279)	(2,511)	-	-	-	-	(3,279)	(2,511)
BSE S.A.	-	-	-	-	-	-	-	-	-	-	-
Americel S.A.	-	-	-	(135)	(48)	-	-	-	-	(135)	(48)
Tess S.A.	-	-	-	(44)	(45)	-	-	-	-	(44)	(45)

	612	659	-	(4,650)	(3,162)	(138,826)	(111,439)	(2,888)	(2,993)	(145,752)	(116,935)

Total	44,399	11,220	(657)	(36,104)	(19,849)	(138,826)	(111,439)	(2,888)	(2,993)	(134,076)	(123,061)

7. Provisions for contingencies

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

Movements of the provisions for the period:

Parent Company	Labor	Civil	Tax	Social Security	Total

Balances on December 31, 2007	628	610	233,193	278	234,709
Additions to the provision	267	58	899	-	1,224
Price level restatement	-	-	3,057	-	3,057
Use and Reversions	(96)	(12)	(6,491)	(112)	(6,711)

Balances on March 31, 2008	799	656	230,658	166	232,279

Judicial deposits	(238)	(378)	-	-	(616)

Net balance of the contingencies	561	278	230,658	166	231,663

Consolidated	Labor	Civil	Tax	Social Security	Total

Balances on December 31, 2007	41,143	30,443	595,134	6,279	672,999
Additions to the provision	4,630	2,502	4,751	1,000	12,883
Price level restatement	(202)	117	7,698	791	8,404
Use and Reversions	(4,369)	(1,770)	(34,090)	(56)	(40,285)

Balances on March 31, 2008	41,202	31,292	573,493	8,014	654,001

Judicial deposits	(9,922)	(923)	(46,639)	(1,551)	(59,035)

Net balance of the contingencies	31,280	30,369	526,854	6,463	594,966

Some subsidiaries brought judicial actions against taxation of their broad band Internet access services via cable and sought recognition of this activity as part of pay-TV services under Anatel regulations, being liable to ICMS tax on revenue and enjoying the same benefit. On January 9, 2008, the Company ceased legal actions against the state government's tax department in relation to ICMS tax, thus relinquishing court deposits in the amount of R$ 23,239, and reverted the corresponding obligations previously registered with no impact on earnings for the period.

7. Provisions for contingencies - Continued

Other contingencies related to employee claims, civil law liability, and tax and pension liabilities showed no significant changes in relation to the amounts reported in the financial statement for 2007.

The social tax charges and contributions determined and collected by the Company and its subsidiaries, and the respective income tax declarations, tax and corporate ownership records may be examined by the tax authorities for certain periods as stated in the applicable legislation.

8. Shareholders’ Equity

Capital

During the 2007 period, the Company obtained tax benefits represented as cash savings in the amount of R$ 73,378 arising from amortization of goodwill premium for Globotel Participações S.A., whose net assets were acquired by Net Serviços de Comunicação S.A. in August 2001. Observing the preemptive rights of non- controlling shareholders, the portion of the special premium reserve relating to tax benefit realized in the amount of R$ 73,378 was exchanged for equity on January 31, 2008 in favor of the shareholder Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.), assuring other shareholders' preemptive rights to subscribe these shares.

Statement of changes in shareholders’ equity for the period ended on March 31, 2008

	Number of Shares		Capital			Capital Reserves

	ON	PN	Subscribed	To be paid in	Paid in	Goodwill on share issues	Special Goodwill Reserve	Premium on issue of debentures	Accumulated Losses	Total

Balances on December 31, 2007	111,822,137	223,233,340	5,479,891	(12,923)	5,466,968	8,702	221,873	54,945	(3,014,085)	2,738,403

Capital increase by:
Capitalization special goodwill fund	1,229,387	2,454,256	73,378	-	73,378	-	(73,378)	-	-	-

Net profits for the period	-	-	-	-	-	-	-	-	32,276	32,276

Balances on March 31, 2008	113,051,524	225,687,596	5,553,269	(12,923)	5,540,346	8,702	148,495	54,945	(2,981,809)	2,770,679

9. Employee Benefits

In addition to the usual benefits provided for in labor legislation, the Company and its subsidiaries have adopted a policy including a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company and its subsidiaries. Expenses for these benefits accumulated during the period ended on March 31, 2008, totaled R$ 6,940 (R$ 4,262 on March 31, 2007).

The Company and its subsidiaries have supplementary remuneration plans for their employees such as profit sharing and retainers for a select number of members of the board. Having reached the targets set, management made provision in the amount of R$ 40,017 (R$14,358 on March 31, 2007) relating to the period ended March 31, 2008, which was posted under "salaries and social charges".

10. Financial Instruments

Estimated market values

The realization values of the Company's main financial assets and liabilities were determined using information available in the market and are consistent with the methodology used in the financial statements ending December 31, 2007, which are similar to their book values.

Derivatives

The Company purchased swap contracts at reference value of USS 70,950, for the change of exchange rate by the CDI or by pre-fixed rates, for the purpose of protecting itself from the mismatched effects of these rates in firm commitments to suppliers and interests due on perpetual bonds. On the period ended on March 31, 2008, the Company presented a financial earning of R$ 933.

11. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the Companies by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. Letters of guarantee totaled R$ 7,569 for the parent company and R$ 243,889 for the consolidated statements.

12. Cash Flow Statements

The cash flow statements for the periods ended on March 31, 2008 and 2007, prepared in accordance with the indirect method, are presented as follows:

	Parent Company		Consolidated

	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Cash Flows from operating activities
Net income for the period	32,276	25,020	32,276	25,020
Items which do not affect cash
Equity earnings	(63,929)	(25,136)	-	(2,160)
Net interest and foreign exchange fluctuations	(431)	(9,238)	4,976	(5,209)
Interest expenses on loans net of payments	22,954	27,396	30,189	27,396
(Gain)/Loss of investment capital	-	(4,289)	-	-
Depreciation and amortization	35,557	7,690	142,726	83,163
Deferred income and social contribution taxes	-	-	24,895	20,593
Results from writing off permanent assets	7	(19)	(771)	1,660
Provision for contingencies	(5,487)	(8,929)	(27,402)	(9,213)
Variations in assets and liabilities
(Increase) decrease in receivables	-	-	(10,895)	(8,905)
(Increase) decrease in inventories and other credits	-	-	1,467	(19,881)
(Increase) decrease in recoverable taxes	(393)	1,185	22,466	12,399
(Increase) decrease in prepaid expenses	641	447	1,190	(8,172)
(Increase) decrease in other assets	186	(9,152)	(1.320)	(12,298)
Increase (decrease) of suppliers and programming	(5,147)	2,522	(9,021)	17,906
Increase (decrease) in fiscal obligations	87	(269)	(20,957)	(12,791)
Increase (decrease) in payroll and related charges	2,662	(16,548)	(13,257)	(24,873)
Increase (decrease) in provisions and other accounts payable	(5.845)	5.713	33.699	14.365

Net Cash used in provided by operating activities	13,138	(3,607)	210,260	99,000

Cash flow from investment activities
Acquisition investments	(927)	-	(927)	-
Acquisition of property, plant and equipment and deferred charges	(1,512)	(1,224)	(172,255)	(142,836)
Sale permanent assets	9	19	864	265
Cash proceeds from acquisition of subsidiaries	6,820	-	-	-

Net cash used in financing activities	4,390	(1,205)	(172,318)	(142,571)

12. Cash Flow Statements - Continued

	Parent Company		Consolidated

	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Cash flow from financing activities
Loans and financings – current / non-current
Incoming	-	-	3,729	-
Payments	(6,737)	(8,767)	(9,237)	(8,767)
Related parties
Incoming	136,681	133,006	-	-
Payments	(137,997)	(108,903)	-	-

Net cash used in financing activities	(8,053)	15,336	(5,508)	(8,767)

Increase (decrease) in cash and cash equivalents	9,475	10,524	32,434	(52,338)

Statement of the increase in cash and cash equivalents
At the beginning of the period	85,486	252,125	569,606	506,457
At the end of the period	94,961	262,649	602,040	454,119

Increase (decrease) in cash and cash equivalents	9,475	10,524	32,434	(52,338)

Balance sheets
(In thousands of Reais)

		Consolidated
Account	Description	03/31/2008	12/31/2007
1	Total assets	5,111,330	5,086,337
1.01	Current assets	980,270	954,361
1.01.01	Cash and cash equivalents	602,040	569,606
1.01.01.01	Cash	58,495	61,729
1.01.01.02	Short term investments	543,545	507,877
1.01.02	Receivables	178,954	165,046
1.01.02.01	Customers	143,224	132,328
1.01.02.01.01	Subscriber accounts receivable	333,750	318,308
1.01.02.01.02	Allowance for doubtful accounts r	(27,678)	(29,764)
1.01.02.01.03	Deferred revenues	(162,848)	(156,216)
1.01.02.02	Several credits	35,730	32,718
1.01.02.02.01	Accounts receivable - subsidiaries	35,730	32,718
1.01.03	Inventories	62,489	63,956
1.01.04	Other	136,787	155,753
1.01.04.01	Deferred taxes	101,663	117,956
1.01.04.02	Taxes recoverable	25,500	25,583
1.01.04.03	Other current assets	9,624	12,214
1.01.04.05	Programming receivables from subsidiaries	0	0
1.01.04.07	Interest on shareholder’s equity capital	0	0
1.02	Non - current assets	4,131,060	4,131,976
1.02.01	Several non - current assets	434,887	466,547
1.02.01.01	Other credits	30,135	30,713
1.02.01.01.01	Judicial deposits	23,855	23,326
1.02.01.01.02	Taxes recoverable	6,280	7,387
1.02.01.02	Credits with subsidiaries	0	0
1.02.01.02.01	Credits with subsidiaries	0	0
1.02.01.02.02	Credits with subsidiaries	0	0
1.02.01.02.03	Credits with others subsidiaries	0	0
1.02.01.03	Other	404,752	435,834
1.02.01.03.01	Deferred taxes	402,777	433,844
1.02.01.03.02	Other current assets	1,975	1,990
1.02.02	Non - current assets	3,696,173	3,665,429
1.02.02.01	Investments	1,792,864	1,830,052
1.02.02.01.01	Investments in subsidiaries	0	0

Balance sheets
(In thousands of Reais)

		Consolidated
Account	Description	03/31/2008	12/31/2007
1.02.02.01.02	Investments in subsidiaries – Goodwill	0	0
1.02.02.01.03	Participation on subsidiaries	0	0
1.02.02.01.04	Participation on subsidiaries – Goodwill	1,787,638	1,825,753
1.02.02.01.05	Other investments	5,226	4,299
1.02.02.02	Property, plant and equipment	1,541,756	1,504,360
1.02.02.03	Intangible	40,829	42,494
1.02.02.04	Deferred charges	320,724	288,523

Balance sheets
(In thousands of Reais)

		Consolidated
Account	Description	03/31/2008	12/31/2007
2	Total liabilities	5,111,330	5,086,337
2.01	Current liabilities	600,494	611,564
2.01.01	Loans and financing	31,054	19,736
2.01.02	Debentures	21,020	4,932
2.01.03	Accounts Payable - Suppliers	300,246	309,267
2.01.04	Taxes and contributions payable	91,308	112,265
2.01.04.01	Sales tax payable	77,246	73,697
2.01.04.02	Income tax payable	14,062	38,568
2.01.05	Dividends payable	0	0
2.01.06	Provisions	83,830	97,087
2.01.06.01	Payroll and related charges	83,830	97,087
2.01.07	Related parties	31,174	24,905
2.01.07.02	Related parties – subsidiaries	31,174	24,905
2.01.08	Other	41,862	43,372
2.01.08.01	Accounts and expenses payable	10,529	13,753
2.01.08.02	Accounts Payable - ECAD	31,333	29,619
2.02	Non current liabilities	1,740,157	1,736,370
2.02.01	Long-term liability	1,693,203	1,694,850
2.02.01.01	Loans and financing	513,820	519,975
2.02.01.02	Debentures	580,000	580,000
2.02.01.03	Provisions	0	0
2.02.01.04	Related parties	0	0
2.02.01.04.01	Related parties – subsidiaries	0	0
2.02.01.04.02	Related parties – shareholders	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	599,383	594,875
2.02.01.06.02	Provision for contingencies	594,966	590,372
2.02.01.06.04	Provisions and other accounts payable	4,417	4,503
2.02.02	Deferred income	46,954	41,520
2.03	Minority shareholders’	0	0
2.04	Shareholders’ equity	2,770,679	2,738,403
2.04.01	Capital	5,540,346	5,466,968
2.04.02	Capital reserve	212,142	285,520
2.04.02.01	Special goodwill reserve	148,495	221,873
2.04.02.02	Premium on issue of debentures	54,945	54,945
2.04.02.03	Goodwill on share issues	8,702	8,702
2.04.03	Revaluation reserve	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/ associated company	0	0
2.04.04	Profit reserves	0	0
2.04.04.01	Legal reserve	0	0

Balance sheets
(In thousands of Reais)

		Consolidated
Account	Description	03/31/2008	12/31/2007
2.04.04.02	Statutory reserve	0	0
2.04.04.03	Contingencies reserve	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/ accumulated losses	(2,981,809)	(3,014,085)
2.04.06	Advance for future capital increase	0	0

Statements of Income
Years ended March 31, 2008 and 2007
(In thousands of Reais)

		Consolidated
Account	Description	01/01/2008 a 03/31/2008	01/01/2008 a 03/31/2008	01/01/2007 a 03/31/2007	01/01/2007 a 03/31/2007
3.01	Gross revenue	1,084,309	1,084,309	721,359	721,359
3.02	Taxes and other revenue deductions	(254,807)	(254,807)	(160,189)	(160,189)
3.03	Net revenues	829,502	829,502	561,170	561,170
3.04	Cost services	(486,028)	(486,028)	(334,825)	(334,825)
3.05	Gross profit	343,474	343,474	226,345	226,345
3.06	Operating expenses / income	(274,123)	(274,123)	(174,300)	(174,300)
3.06.01	Selling expenses	(80,604)	(80,604)	(60,852)	(60,852)
3.06.02	General and administrative	(138,340)	(138,340)	(91,983)	(91,983)
3.06.02.01	General and administrative expenses	(124,656)	(124,656)	(83,529)	(83,529)
3.06.02.02	Depreciation and amortization	(13,684)	(13,684)	(8,454)	(8,454)
3.06.03	Financial	(13,021)	(13,021)	(18,532)	(18,532)
3.06.03.01	Financial income	19,282	19,282	17,721	17,721
3.06.03.02	Financial expense	(32,303)	(32,303)	(36,253)	(36,253)
3.06.04	Other operating income	5,420	5,420	1,146	1,146
3.06.05	Other operating expense	(47,578)	(47,578)	(6,239)	(6,239)
3.06.05.01	Amortization of goodwill	(38,115)	(38,115)	(4,827)	(4,827)
3.06.05.02	Other	(9,463)	(9,463)	(1,412)	(1,412)
3.06.06	Equity on investees	0	0	2,160	2,160
3.06.06.01	Equity on investees	0	0	2,160	2,160
3.07	Operating income	69,351	69,351	52,045	52,045
3.08	Non operating income/(losses)	1,097	1,097	(1,058)	(1,058)
3.08.01	Non operating income	6,363	6,363	10,164	10,164
3.08.02	Non operating losses	(5,266)	(5,266)	(11,222)	(11,222)
3.09	Income before income tax	70,448	70,448	50,987	50,987
3.10	Income tax expenses	(13,277)	(13,277)	(5,345)	(5,345)
3.11	Deferred income taxes	(24,895)	(24,895)	(20,593)	(20,593)
3.12	Participations/contributions of profit	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on shareholder’s equity	0	0	0	0
3.14	Minority shareholder’s	0	0	(29)	(29)
3.15	Net income (loss) for the year	32,276	32,276	25,020	25,020
	Numbers of shares (thousands)	338,739	338,739	295,381	295,381
	Earnings per share ( Reais )	0,09528	0,09528	0,08470	0,08470

OPERATING PERFORMANCE

The Company continued to focus its efforts on executing its strategy of accelerated growth, seeking to match return on investment with shareholder expectations. As part of this effort, NET recently launched “Net Fone.com”, a product that combines telephone services, quick access to the internet and free TV channels with high-quality image and sound.

Pay TV and Broadband client bases closed the first quarter with 2,561,000 and 1,588,000 subscribers, for increases of 35.7% and 91.3% in relation to the 1,887,000 and 830,000 subscribers at the close of 1Q07, respectively. Voice client base grew by 179.0% to 718,000 clients, from 257,000 clients in 1Q07. This strong growth is due to the strategy of pursuing alternatives for sustaining growth despite the more competitive market scenario, with investments in developing new sales channels and launching new products to improve the company's competitive positioning.

Pay TV churn rate in the last 12 months increased from 13.4% in 1Q07 to 15.9% in 1Q08, while Broadband churn rate in the last 12 months increased from 13.8% in 1Q07 to 17.9% this quarter. In both cases the increase was due to the higher disconnections in 4Q07, which are the ones used to calculate churn in the quarter. Disconnections requested by the client represented 62% of all disconnections in the quarter, for which the primary reason was a change in address to areas not covered by NET, which accounted for 24% of total voluntary disconnections.

The Company posted growth of 70.8% in Revenue Generating Units (“RGU”), from 3,232,000 in 1Q07 to 5,521,000 in 1Q08. RGUs comprise the sum of Pay TV, Broadband, Voice and Digital Video services.

FINANCIAL PERFORMANCE

In 1Q08, Net Revenue was R$829.5 million, up 47.8% versus the R$561.2 million posted in 1Q07. The main drivers of this revenue were the expansion in the subscriber base, the migration to more advanced packages in both the Pay TV and Broadband segments, and the contractual restatement of monthly fees by the IGP-M inflation index for a portion of the existing client base. Average Revenue Per User (ARPU) in the quarter was R$133.13, growing by 6.4% from the R$125.16 in 1Q07. The main driver of ARPU growth was the migration of current clients to more sophisticated products with higher value added.

Operating Costs increased by 49.1% to R$395.1 million, from R$264.9 million in 1Q07, mainly fueled by payroll expenses, which increased by 91.0% year on year, given the need to maintain the quality targets for customer service and maintenance. Other operating costs, which primarily consist of the call center and the bandwidth capacity contracted to connect broadband subscribers to the internet, increased by 87.5 as a result of the new call center service model and the larger broadband base. Network and Subscriber Maintenance grew by 27.8%, due to contractual adjustments for pole rental and network electricity. Programming costs rose by 33.5%, driven by the expansion in the Pay TV base and the contractual price adjustments of the cost of certain channels by the IGP-M inflation index.

Selling, general and administrative expenses (SG&A) were R$197.4 million in 1Q08, increasing by 47.0% in relation to the R$134.3 million in 1Q07. Selling Expenses rose 36.1%, due to new campaigns and higher sales commissions, fueled by the higher sales recorded in the quarter. General and Administrative Expenses rose by 49.2%, impacted mainly by higher expenses with personnel and billing and postage.

The Bad Debt Expenses1 stood at R$11.9 million in 1Q08, increasing by 14.9% in relation to the provision of R$10.3 million in 1Q07. As a percentage of gross revenue, this provision declined from 1.4% to 1.1%, demonstrating that despite its rapid pace of growth, the Company continues to hold a healthy client portfolio.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) was R$225.1 million in 1Q08, up 48.5% against the R$151.6 million in 1Q07, with EBITDA margin of 27.1 During this period of rapid expansion and for current level of net additions, the Company believes that this current level of EBITDA margin is adequate, given that Selling Expenses and costs related to customer satisfaction tend to be higher in such environments.

_________________________
1 In US GAAP, the Provision for Bad Debt increased by 29.4%, from US$5.3 million in 1Q07 to US$6.8 million in 1Q08.

Depreciation and Amortization Expenses totaled R$142.7 million in 1Q08, growing by 71.6% from the R$83.2 million in 1Q07. This increase was primarily due to the goodwill from the Vivax acquisition beginning to be amortized.

EBIT (earnings before interest and tax) closed the quarter practically unchanged at R$82.4 million, due to higher expenses with amortization.

The Net Financial Result in the quarter was a net financial expense of R$13.0 million, improving by 29.7% in relation to the net financial expense of R$18.5 million in 1Q07. The result was due to the following factors:

Net Monetary Indexation rose by 214.7%, due to the restatement of recoverable tax in the quarter of R$0.5 million, up from R$0.2 million in 1Q07.

Net Foreign Exchange Gain (Loss) was a net gain of R$4.9 million in 1Q08, 64.4% lower than the net gain of R$13.6 million in 1Q07, mainly due to the lower foreign exchange gain on the perpetual bond issue as a result of the lower appreciation in the Brazilian real against the U.S. dollar in the quarter.

Financial Expenses declined by 28.1%, from R$49.7 million in 1Q07 to R$35.7 million in 1Q08. This improvement is explained by the elimination of the CPMF tax on financial transactions and the lower losses from foreign exchange hedge and swap positions linked to the perpetual bond and the acquisition of raw materials from foreign suppliers.

Financial Income rose by 4.0%, from R$17.7 million in 1Q07 to R$18.4 million in 1Q08, due to the lower rate of return on financial investments.

Net Debt in the quarter was R$543.9 million, rising by 18.1% in relation to the R$460.7 million in 1Q07, with the Net Debt/EBITDA ratio standing at 0.65x. This low level of financial leverage shows that the Company's organic growth can be supported by its own cash flow. As a result of the appreciation in the Brazilian real against the U.S. dollar, the percentage of foreign currency denominated debt declined from 33.9% in 1Q07 to 22.9% in 1Q08.

Total Investment (CAPEX) in the quarter was R$172.3 million. Of this amount, 77% was allocated to Client Installations, 13% to Projects, 3% to I.T. and General Investments, and 7% to digitalization project.

The Company presented a Net Income of R$32.3 million in the quarter, 29.0% higher than the net income of R$25.0 million in 1Q07. The result demonstrates that the Company continues to pursue sustainable growth with a focus on profitability, returns for shareholders and an adequate capital structure.

OTHER RELEVANT INFORMATIONS

According to the Company’s by-laws, any disputes and controversies arising from or related to these by-laws, Level 2 Regulation, the provisions of Law No. 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Promissory Clause).

SHARE OWNERSHIP ON 03/31/2008

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE
CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	57,656,278	51.0%	0	0	57,656,278	17.0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	2,122,234	1.9%	1,755,441	0.8%	3,877,675	1.1%
DISTEL HOLDING S.A.	9,579,194	8.5%	0	0	9,579,194	2.8%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,548,909	2.3%	16,437,677	7.3%	18,986,586	5.6%
EMBRATEL PARTICIPAÇÕES S.A.	40,424,873	35.8%	12,090,947	5.4%	52,515,820	15.5%
OTHER SHAREHOLDERS	720,036	0.5%	195,403,531	86.5%	196,123,567	58.0%
TOTAL SHARES	113,051,524	100.0%	225,687,596	100.0%	338,739,120	100.0%
ON AND PN AS % OF TOTAL	33.4%		66.6%		100.00%

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A. SHARE OWNERSHIP ON 03/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	72,294,098	26.0	0	0	72,294,098	8.6
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	70,093,585	25.0	0	0	70,093,585	8.4
EMBRATEL PARTICIPAÇÕES S.A.	136,803,849	49.0	558,383,064	100.0	695,186,913	83.0
TOTAL SHARES	279,191,532	100.0	558,383,064	100.0	837,574,596	100.0
ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

     DISTEL HOLDING S.A.
SHARE OWNERSHIP ON 03/31/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	129,046,292	100.0
DEMAIS QUOTISTAS	6	0.0
TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES S.A.	333,335	100.0	666,665	100.0	1,000,000	100.0
TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0
ON AND PN AS % OF TOTAL	33.4%		66.6%		100.0%

CARDEIROS PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2008

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
RIM 1947 Participações S.A.	151,414	33.34	301,920	33.34	453,334	33.34
JRM 1953 Participações S.A.	151,413	33.33	301,920	33.33	453,333	33.33
ZRM 1955 Participações S.A.	151,413	33.33	301,920	33.33	453,333	33.33
TOTAL	454,240	100.00	905,760	100.00	1,360,000	100.00

     RIM 1947 Participações S.A.
SHARE OWNERSHIP ON 03/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Roberto Irineu Marinho	525,000	100,0	524,993	99.9	1,049,993	99.9
OTHER SHAREHOLDERS			7	0.1	7	0.1
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

     JRM 1953 Participações S.A.
SHARE OWNERSHIP ON 03/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOÃO ROBERTO MARINHO	350,700	100,0	699,295	99.9	1,049,995	99.9
OTHER SHAREHOLDERS			5	0.1	5	0.1
TOTAL	350,700	100.0	699,300	100.0	1,050,000	100.0

     ZRM 1955 Participações S.A. SHARE
OWNERSHIP ON 03/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOSÉ ROBERTO MARINHO	525,000	100,00	524,992	99.9	1,049,992	99.9
OTHER SHAREHOLDERS			8	0.1	8	0.1
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	5,679,815,484	99.0
OTHER SHAREHOLDERS	57,990,761	1.0
TOTAL SHARES	5,737,806,245	100.0

EMBRATEL PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 03/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
STARTEL PARTICIPAÇÕES LTDA	148,345,890,385	28.95	118,103,552,586	24.80	266,449,442,971	26.95
NEW STARTEL PARTICIPAÇÕES LTDA.	5,619,208,510	1.10	4,470,908,233	0.94	10,090,116,743	1.02
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	117,979,543,741	23.02	340,397,390,548	71.47	458,376,934,289	46.36
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230,452,628,060	44.97	3,021,270,000	0.63	233,473,898,060	23.61
AÇÕES EM TESOURARIA	0	0	0	0	0	0
OTHER SHAREHOLDERS	10,083,061,248	1.96	10,285,200,996	2.16	20,368,262,244	2.06
TOTAL SHARES	512,480,331,944	100.0	476,278,322,363	100.0	988,758,654,307	100.0
ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A. DE C.V.
SHARE OWNERSHIP ON 03/31/2008

FOREIGN OWNED COMPANY

NEW STARTEL PARTICIPAÇÕES LTDA.
SHARE OWNERSHIP ON 03/31/2008

SHAREHOLDER	ON	%
STARTEL PARTICIPAÇÕES LTDA	99,294,805	74.79
CONTROLADORA DE SERV. TELEC. S.A. DE C.V	33,477,562	25.21
TOTAL SHARES	132,772,367	100.0

STARTEL PARTICIPAÇÕES LTDA
SHARE OWNERSHIP ON 03/31/2008

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A. DE C.V.	3,987,194,182	99.99
TELMEX SOLUTIONS TELECOM. LTDA	7,699	0.01
TOTAL SHARES	3,987,201,881	100.0

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 03/31/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A. DE C.V	3,106,244,422	99.99
NEW STARTEL PARTICIPAÇÕES LTDA.	2	0.01
TOTAL SHARES	3,106,244,424	100.0

QUANTITY OF SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL
SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	338,739,120
SHARES IN CIRCULATION (ON)	720,014
SHARES IN CIRCULATION (PN)	195,377,425
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 09/30/2007	57.9%

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 03/31/2008

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	112,331,488 30,284,065 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 26,106 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	1 0 0

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND
DIRECTOR ON 03/31/2007

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	111,102,264 27,914,624 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 26,106 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 0 0

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Net Serviços de Comunicação S.A.

1. We have reviewed the Quarterly Information - ITR of Net Serviços de Comunicação S.A. and its subsidiaries, for the three-month period ended March 31, 2008, comprising Company’s and consolidated balance sheets, the related statements of income, statement of changes in shareholders’ equity, the report on performance and significant information, which are the responsibility of Company’s Management.

2. We conducted our review in accordance with the specific standards of the IBRACON – Institute of Brazilian Independent Auditors, in connection with the Brazilian Association of State Boards of Accountancy, comprising mainly: (a) inquiry and discussion with those responsible for the Company’s accounting, financial and operating areas, as to the mainly criteria adopted when preparing the Quarterly Information; and (b) review the information and subsequent events that have or may have significant impacts on the Company’s and its subsidiaries financial situation and operations.

3. The law No. 11.638/07, enacted on December 28, 2007, became effectively on January 1, 2008. This law changed, revoked and introduced new provisions to the Law No. 6.404/76 (Brazilian Corporate Law) and will modify the accounting practices adopted in Brazil. Although the referred law has already gone into effect, Company’s financial statements, included on the Quarterly Information – ITR, for the three-month period ended March 31, 2008, does not address the changes in the accounting practices set forth in the Law No. 11.638/07, whose impacts still are being quantified by Company’s Management, as described in Note 2.

4. Based on our review, we are not aware of any significant change that should be made to the referred Quarterly Information, for it to be in accordance with the accounting practices adopted in Brazil before the effects of the adoption of the Law No. 11.638, applied in accordance with the regulations to be set by the Brazilian Securities Commission, specially applicable to the preparation of Quarterly Information issued prior to the adoption of the Law No. 11.638/07.

5. The Quarterly Information of Net Serviços de Comunicação S.A. and its subsidiaries for the three-month period ended March 31, 2007 was reviewed by other independent auditors, who issued an unqualified report dated April 18, 2007. Additionally, the balance sheet of Net Serviços de Comunicação S.A. and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2007, presented for comparison purposes, were examined by other independent auditors, who issued an unqualified opinion dated January 31, 2008.

6. We conducted our review in order to issue a report on the Quarterly Information referred to in paragraph 1. Company’s and Consolidated statements of cash flows for the three-month period ended March 31, 2008, which provide supplementary information about the Company, are not required as an integral part of the Quarterly Information, prepared in accordance with the accounting practices adopted in Brazil, prior to the adoption of the Law No. 11.638/07. Company’s and Consolidated statements of cash flows were submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant change that should be made to such supplementary information, for it to be properly presented, in all material respects, in relation to the Quarterly Information for the three-month period ended March 31, 2008, taken as a whole.

7. The accounting practices adopted in Brazil differ, in certain significant aspects, from the United States of America generally accepted accounting principles. The information about the nature and the effect of these differences are presented in Note 2 of the Quarterly Information.

São Paulo, April 17, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.